

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com



PRESS RELEASE

June 6, 2006

Messina Minerals ("MMI") Closes $5.96 million Private Placement, Expands Drill Program to 43,000 meters

HIGHLIGHTS:

* Messina has completed a private placement for total proceeds of $5,955,025 comprised of $4.25 million in flow-through and $1.71 million in non-flow-through funds.

* Messina has received $100,000 from the Government of Newfoundland and Labrador "Junior Exploration Assistance" program for 2005 exploration and has been approved to receive up to an additional $186,000 in funding from this program during 2006.

* Messina has revised its Newfoundland exploration budget to $6.5 million and now forecasts a 43,000 meter (43 kilometer) drill program (a 287% increase) during 2006.

Messina Minerals Inc. (the "Company") announces the non-brokered private placement, previously announced on May 9, 2006, has closed. The Company has issued a total of 2,125,000 flow-through shares at a price of $2.00 per share, and 974,300 non-flow-through units at a price of $1.75 per unit to raise gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years.

MGI Securities Inc. and **Peters & Co. Ltd.** (the "Finders") acted as Finders with respect to the sale of 2,110,000 flow-through shares and 934,300 non-flow-through units. A number of Canadian resource funds participated in the private placement. The Company paid the Finders cash commissions of $409,851.75 and issued a total of 243,544 Finders' Warrants pursuant to the Finders Fee Agreement. The Finders' Warrants will entitle the holder to purchase one common share for a period of two years from the closing date at an exercise price of $2.00. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year. Non-flow-through proceeds of the placement will be used for working capital purposes.

The securities are subject to a hold period expiring October 2, 2006.

In addition, the Company would like to acknowledge and thank the Government of

Newfoundland and Labrador for Junior Exploration Assistance ("JEA") funding of $100,000 received for expenditures made drilling the Boomerang area in 2005. The Company has also been approved to receive up to $186,000 under the Junior Exploration Assistance program during 2006 for exploration drilling of the Tulks East and Middle Tulks area ($86,000) and for drilling the Boomerang, Domino, and Zinc Zone areas ($100,000) of the Tulks South Property.

Messina's 2006 exploration budget has been increased to a minimum of $6.5 million. Messina now forecasts to drill a minimum of 43,000 meters during 2006; an increase of 287% from previous budget. Messina will have a total of approximately $3.2 million of unallocated funds remaining.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares including the Tulks South Property where four drill rigs are currently testing the Boomerang, Domino, and Zinc Zone targets. Boomerang (December 2004) and Domino (February 2006) are recently discovered zinc-lead-copper-gold-silver massive sulphide prospects that have each returned economically interesting grades and have demonstrated continuity along strike.

Messina's 2006 exploration campaign is designed to continue its successful testing along the geologic horizon that hosts this zinc-lead-copper-gold-silver mineralization. Results from 2005 drilling and geophysical exploration programs have identified high-priority targets (including "Zinc Zone") along this horizon in the immediate area of Boomerang and Domino mineralization that will be the primary focus of 2006 drilling.

Additionally, the Tulks South Property hosts other previously outlined massive sulphide targets (including "Tulks East A and B Zones") and newly discovered massive sulphide mineralization (at Middle Tulks) that will also be targeted during the 2006 program.

Messina is building upon the early success of its exploration campaigns and is confident that its continuing exploration efforts will yield an opportunity to develop its project. A supportive provincial government, good local infrastructure (roads and hydro), nearby operations with mill plant (Duck Pond), a healthy treasury for 2006 ($9.7 million) and an experienced management team position the Company for success.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 6, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 6, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of June, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX

PRESS RELEASE

June 6, 2006

**Messina Minerals ("MMI") Closes $5.96 million Private Placement,
Expands Drill Program to 43,000 meters**

HIGHLIGHTS:
* Messina has completed a private placement for total proceeds of $5,955,025 comprised of $4.25 million in flow-through and $1.71 million in non-flow-through funds.

* Messina has received $100,000 from the Government of Newfoundland and Labrador "Junior Exploration Assistance" program for 2005 exploration and has been approved to receive up to an additional $186,000 in funding from this program during 2006.

* Messina has revised its Newfoundland exploration budget to $6.5 million and now forecasts a 43,000 meter (43 kilometer) drill program (a 287% increase) during 2006.

Messina Minerals Inc. (the "Company") announces the non-brokered private placement, previously announced on May 9, 2006, has closed. The Company has issued a total of 2,125,000 flow-through shares at a price of $2.00 per share, and 974,300 non-flow-through units at a price of $1.75 per unit to raise gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years.

MGI Securities Inc. and **Peters & Co. Ltd.** (the "Finders") acted as Finders with respect to the sale of 2,110,000 flow-through shares and 934,300 non-flow-through units. A number of Canadian resource funds participated in the private placement. The Company paid the Finders cash commissions of $409,851.75 and issued a total of 243,544 Finders' Warrants pursuant to the Finders Fee Agreement. The Finders' Warrants will entitle the holder to purchase one common share for a period of two years from the closing date at an exercise price of $2.00. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year. Non-flow-through proceeds of the placement will be used for working capital purposes.

The securities are subject to a hold period expiring October 2, 2006.

In addition, the Company would like to acknowledge and thank the Government of Newfoundland and Labrador for Junior Exploration Assistance ("JEA") funding of $100,000 received for expenditures

made drilling the Boomerang area in 2005. The Company has also been approved to receive up to $186,000 under the Junior Exploration Assistance program during 2006 for exploration drilling of the Tulks East and Middle Tulks area ($86,000) and for drilling the Boomerang, Domino, and Zinc Zone areas ($100,000) of the Tulks South Property.

Messina's 2006 exploration budget has been increased to a minimum of $6.5 million. Messina now forecasts to drill a minimum of 43,000 meters during 2006; an increase of 287% from previous budget. Messina will have a total of approximately $3.2 million of unallocated funds remaining.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares including the Tulks South Property where four drill rigs are currently testing the Boomerang, Domino, and Zinc Zone targets. Boomerang (December 2004) and Domino (February 2006) are recently discovered zinc-lead-copper-gold-silver massive sulphide prospects that have each returned economically interesting grades and have demonstrated continuity along strike.

Messina's 2006 exploration campaign is designed to continue its successful testing along the geologic horizon that hosts this zinc-lead-copper-gold-silver mineralization. Results from 2005 drilling and geophysical exploration programs have identified high-priority targets (including "Zinc Zone") along this horizon in the immediate area of Boomerang and Domino mineralization that will be the primary focus of 2006 drilling.

Additionally, the Tulks South Property hosts other previously outlined massive sulphide targets (including "Tulks East A and B Zones") and newly discovered massive sulphide mineralization (at Middle Tulks) that will also be targeted during the 2006 program.

Messina is building upon the early success of its exploration campaigns and is confident that its continuing exploration efforts will yield an opportunity to develop its project. A supportive provincial government, good local infrastructure (roads and hydro), nearby operations with mill plant (Duck Pond), a healthy treasury for 2006 ($9.7 million) and an experienced management team position the Company for success.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com



PRESS RELEASE

August 1, 2006

Messina Minerals ("MMI") Drilling Tulks East Massive Sulphide

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property to the point where the Company can proceed with an independent resource calculation, and to identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

TULKS EAST MASSIVE SULPHIDE DEPOSIT DRILLING

Drilling at Tulks East testing the A Zone has begun with a new drill. The first hole is approximately a 160 meter step-out along strike from TE05-86 which intersected 9.65 meters of massive sulphides assaying 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold (NR October 27, 2005). Tulks East is located 21 km northeast of Boomerang.

Messina recently completed a structural re-evaluation of the Tulks East A and B Zone massive sulphide lenses. In 1994, a major exploration company estimated the B Zone contained 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold and the A Zone contained >4.3 million tonnes of pyritic sulphide including an estimated 1.8 million tonnes grading 2.9% zinc, 0.4% copper, and 15 g/t silver. These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential; Messina has not done the work necessary to verify these estimates.

The B Zone base metal rich lens is approximately 3 to 5 meters thick and has historically been interpreted to overlie the A Zone pyrite lens. The A Zone is approximately 30 meters thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A very large gravity anomaly, up to 1.3 mgal, also extends along strike from currently known massive sulphide intersections.

The recent structural re-evaluation has documented a fault which is interpreted to have brought part of the B Zone lens up to surface to its current position overlying the A Zone. The B Zone lens is now interpreted to be a fault offset of one originally large massive sulphide lens comprised of both the B Zone and A Zone, and that the A Zone is predicted to continue to improve in metal zonation towards grades exhibited by the B

Zone. The drill hole in progress will test this prediction. Continued drilling will focus on outlining a base metal resource at the Tulks East A/B Zones.

BOOMERANG DRILLING
Continuing evaluation of the Boomerang massive sulphide has led to the recognition for the potential to expand the size of Boomerang. One hole has just been completed and assays are pending; 14 additional holes are planned. Two drill rigs have begun work on this program.

EXPLORATION UPDATES
One drill continues to test the Domino massive sulphide lens on 4000E. Initial drill programs testing the Zinc Zone and Middle Tulks massive sulphide targets have just been completed. Additionally, surface exploration surveys have begun reporting exploration results from efforts to define new targets within the property. Results to date from Domino and Zinc Zone are being compiled for release; Middle Tulks assays are pending.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 1, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 1, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 1st day of August, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX

PRESS RELEASE

August 1, 2006

Messina Minerals ("MMI") Drilling
Tulks East Massive Sulphide

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property to the point where the Company can proceed with an independent resource calculation, and to identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

TULKS EAST MASSIVE SULPHIDE DEPOSIT DRILLING

Drilling at Tulks East testing the A Zone has begun with a new drill. The first hole is approximately a 160 meter step-out along strike from TE05-86 which intersected 9.65 meters of massive sulphides assaying 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold (NR October 27, 2005). Tulks East is located 21 km northeast of Boomerang.

Messina recently completed a structural re-evaluation of the Tulks East A and B Zone massive sulphide lenses. In 1994, a major exploration company estimated the B Zone contained 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold and the A Zone contained >4.3 million tonnes of pyritic sulphide including an estimated 1.8 million tonnes grading 2.9% zinc, 0.4% copper, and 15 g/t silver. These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential; Messina has not done the work necessary to verify these estimates.

The B Zone base metal rich lens is approximately 3 to 5 meters thick and has historically been interpreted to overlie the A Zone pyrite lens. The A Zone is approximately 30 meters thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A very large gravity anomaly, up to 1.3 mgal, also extends along strike from currently known massive sulphide intersections.

The recent structural re-evaluation has documented a fault which is interpreted to have brought part of the B Zone lens up to surface to its current position overlying the A Zone. The B Zone lens is now interpreted to be a fault offset of one originally large massive sulphide lens comprised of both the B Zone and A Zone, and that the A Zone is predicted to continue to improve in metal zonation towards grades exhibited by the B Zone. The drill hole in progress will test this prediction. Continued drilling will focus on outlining a base metal resource at the Tulks East A/B Zones.

BOOMERANG DRILLING

Continuing evaluation of the Boomerang massive sulphide has led to the recognition for the potential to expand the size of Boomerang. One hole has just been completed and assays are pending; 14 additional holes are planned. Two drill rigs have begun work on this program.

EXPLORATION UPDATES

One drill continues to test the Domino massive sulphide lens on 4000E. Initial drill programs testing the Zinc Zone and Middle Tulks massive sulphide targets have just been completed. Additionally, surface exploration surveys have begun reporting exploration results from efforts to define new targets within the property. Results to date from Domino and Zinc Zone are being compiled for release; Middle Tulks assays are pending.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 10, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 10, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 10th day of August, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX Venture Exchange
TSX

PRESS RELEASE

August 10, 2006

Messina Minerals ("MMI") Extends Domino to 500 meter Length, GA06-119 Hits 3.62 meters of 12.5% Zinc, 253 g/t Silver

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property to the point where the Company can proceed with an independent resource calculation, and to identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

DOMINO MASSIVE SULPHIDE ZONE DRILLING

The length of the Domino massive sulphide zone is now more than doubled to approximately 500 meters along strike between 3500E to 4000E. The prior Domino news release (NR May 4, 2006) described a 200 meter strike length of mineralization from 3580E to 3780E.

A total of seven new holes have been completed between 3500E and 4000E at Domino. Results are tabulated below. The best new hole, GA06-119 intersected 3.62 meters assaying 0.9% copper, 10.0% lead, 12.5% zinc, 253 g/t silver and 1.3 g/t gold on section 3900E in the middle of the Domino lens towards the east. GA06-128 on 4000E, 100 meter east of GA06-119, intersected 3.8 meters assaying 0.3% copper, 1.9% lead, 3.1% zinc, 112 g/t silver and 0.4 g/t gold; the farthest east drill hole to date.

Hole ID	Section	Depth (m)	From (m)	To (m)	Core Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		400								
GA06-120	3500E	-40	521.72	522.84	1.12	0.4	3.0	5.5	87	0.5
GA06-123	3500E	-77	532.0	532.6	0.6	0.7	3.5	8.2	129	1.0
GA06-109	3800E	-85	550.29	568.12	17.83			1.6	8	
GA06-122	3900E	-56				No significant assay				
GA06-119	3900E	-136	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5
including			630.57	634.19	3.62	0.9	10.0	12.5	253	1.3
GA06-115	3900E	-185	668	674		No significant assay				
GA06-128	4000E	-161	656.3	666.0	9.7	0.2	1.0	1.8	57	0.3
including			662.3	666.0	3.8	0.3	1.9	3.1	112	0.4



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE
TSX

PRESS RELEASE

August 10, 2006

Messina Minerals ("MMI") Extends Domino to 500 meter Length, GA06-119 Hits 3.62 meters of 12.5% Zinc, 253 g/t Silver

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property to the point where the Company can proceed with an independent resource calculation, and to identify and test significant new exploration targets within Messina's extensive 28,894 hectare properties.

DOMINO MASSIVE SULPHIDE ZONE DRILLING

The length of the Domino massive sulphide zone is now more than doubled to approximately 500 meters along strike between 3500E to 4000E. The prior Domino news release (NR May 4, 2006) described a 200 meter strike length of mineralization from 3580E to 3780E.

A total of seven new holes have been completed between 3500E and 4000E at Domino. Results are tabulated below. The best new hole, GA06-119 intersected 3.62 meters assaying 0.9% copper, 10.0% lead, 12.5% zinc, 253 g/t silver and 1.3 g/t gold on section 3900E in the middle of the Domino lens towards the east. GA06-128 on 4000E, 100 meter east of GA06-119, intersected 3.8 meters assaying 0.3% copper, 1.9% lead, 3.1% zinc, 112 g/t silver and 0.4 g/t gold; the farthest east drill hole to date.

Hole ID	Section	Depth (m)	From (m)	To (m)	Core Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		400								
GA06-120	3500E	-40	521.72	522.84	1.12	0.4	3.0	5.5	87	0.5
GA06-123	3500E	-77	532.0	532.6	0.6	0.7	3.5	8.2	129	1.0
GA06-109	3800E	-85	550.29	568.12	17.83			1.6	8	
GA06-122	3900E	-56				No significant assay				
GA06-119	3900E	-136	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5
including			630.57	634.19	3.62	0.9	10.0	12.5	253	1.3
GA06-115	3900E	-185	668	674		No significant assay				
GA06-128	4000E	-161	656.3	666.0	9.7	0.2	1.0	1.8	57	0.3
including			662.3	666.0	3.8	0.3	1.9	3.1	112	0.4

An updated "Domino Discovery Vertical Longitudinal" map showing pierce points of drill holes on the Domino horizon is included in this news release and will be posted on the Company's website at http://www.messinaminerals.com/s/Boomerang.asp under Maps.

Results from Domino to date indicate the massive sulphide carries generally high grades of base and precious metals in the center of the lens and is approximately 1 to 5 meters in true thickness. Domino has lateral continuity over at least 500 meters of strike length between 3500E and 4000E. A 2005 intersection on section 3300E in GA05-21 of 0.85 meters assaying 3.9% zinc is now interpreted as Domino mineralization continuing to the west.

The Domino mineralization has a dip length of approximately 30 to 70 meters. The bottom edge of Domino is sharp and interpreted to be faulted off from a larger sulphide body beneath the Domino elevation level. The vertical fault offset to possible deeper mineralization is interpreted to be between 100 and 200 meters. One drill continues to test for Domino mineralization on 4000E and to the east.

BOOMERANG DRILLING
Evaluation of the Boomerang massive sulphide deposit has led to the recognition of the potential to further expand the size of Boomerang. Two drill rigs are working on this program. Three holes have been completed and assays are pending.

TULKS EAST DRILLING
The Tulks East drill program using one drill rig continues to test the A Zone massive sulphide lens 160 meters along strike from TE05-86 (see NR August 1, 2006).

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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MESSINA MINERALS INC.
DOMINO DISCOVERY (ONLY)
VERTICAL LONGITUDINAL
facing southeast

KEY(2) Date: 10Aug06 NR
- Hole ID: Significant Assays in VMS
- Hole ID: No significant assay
- Hole ID (red): New drilling this NR

Scale as shown in meters



(Surface at 400m Elev datum)
100m Elev
0m Elev
-100m Elev
-200m Elev
BOOMERANG DISCOVERY
OPEN
OPEN
GA05-19
GA05-21
GA04-09
GA05-73
GA06-122
GA06-109
GA06-96
GA06-100
GA06-103
GA06-107
GA06-120
GA06-123
GA97-05
GA06-105
GA06-119
GA06-128
GA06-95
GA06-98
GA06-115
4000E
3900E
3800E
3700E
3600E
3500E
3400E
3300E
GRID EAST
GRID WEST